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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

News Release

May 26, 2009

Rimfire and Geoinformatics Announce business combination

Rimfire Minerals Corporation, TSX-V: RFM (“Rimfire”) and Geoinformatics Exploration Inc., TSX-V: GXL (“Geoinformatics”) are pleased to announce joint execution of a binding letter agreement to complete a business combination (the “Transaction”), unanimously approved by both companies’ Board of Directors.  Under the agreement, Geoinformatics will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares per Rimfire share, based on both companies’ current issued and outstanding shares. This represents a 33% premium to Rimfire shareholders based on the 10-day volume-weighted average share price of both companies' common shares on the TSX-V as of May 25, 2009.  The Transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company.  The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments.

Jason Weber, President & CEO of Rimfire stated, “Geoinformatics has built an excellent portfolio of projects based on sound geological principles.  We are excited by the immense exploration upside of Geoinformatics’ Whistler Project, which includes a high grade gold-copper porphyry system anchored by a substantial resource.  In addition, the project area contains numerous drill ready targets defined by previous work and we believe the combined company will be extremely well positioned to extract value for its shareholders.”

Rosie Moore, CEO of Geoinformatics stated, “Rimfire’s management team has earned a stellar reputation for technical strength, integrity and preservation of capital through skillful negotiation and management of joint ventures with major partners.  The addition of several wholly owned Geoinformatics projects, along with new board and management input, will provide the opportunity to expand Rimfire’s successful business model to include other strategic growth initiatives.  We are very excited about the dynamic potential of the new combined company.”

Transaction Rationale

The proposed business combination will provide significant benefits for both Rimfire and Geoinformatics shareholders including:

➢

Create a well-funded exploration company with a NI43-101 compliant resource of 1.31 and 4.44 million gold equivalent ounces in the Indicated and Inferred Resource categories, respectively (refer to Table 1 for details).

➢

Continuation of Rimfire’s successful ‘joint-venture’ exploration model.

➢

Mandate an expanded focus to create shareholder value via advancement of priority projects and pursuit of value-added consolidation.

➢

Consolidate an extensive precious metals focused property portfolio with geographic synergies in Alaska, British Columbia and Nevada.

➢

Enhanced management team skilled in leveraging exploration via strategic partnerships with international mining companies.

➢

Strengthened Board of Directors with expertise in capital markets and project advancement.

➢

Streamline G&A and other head office costs.

About Geoinformatics & the Whistler Project

Geoinformatics’ assets include an extensive property portfolio in Alaska, British Columbia, Ontario, Mexico and Nevada plus ~44.6% ownership of Clancy Exploration Ltd (ASX:CLY).  The flagship wholly-owned Whistler Project in Alaska covers an area of approximately 440km2, and is located around 160 kilometres northwest of Anchorage.  The Whistler Project is situated within the same geological belt that hosts the world class Pebble copper-gold porphyry deposit.

The Whistler project area comprises a gold-copper porphyry district with multiple mineralized systems identified by geological mapping, geophysical techniques and geochemical surveys.  The Whistler Zone is the most advanced prospect within the project area and has a NI43-101 compliant resource of 1.31 and 4.44 million ounces of gold equivalent in the Indicated and Inferred Resource categories, respectively (refer to Table 1 for details).

In addition to the Whistler Zone resource, the Whistler Project also includes a number of high priority targets:

➢

Over 40 prioritized gold-copper porphyry targets within 10 kilometres of the Whistler Zone, including the 2008 Raintree West discovery where previously reported drilling intersected 160 metres averaging 0.59g/t gold, 0.10% copper and 6.02g/t silver (refer Geoinformatics press release dated November 4, 2008 for details).

➢

Muddy Creek is a high grade gold target located 12 kilometers south of the Whistler Zone.  Previous work defined a 2.0 x 2.5 kilometre irregular area defined by 150 rock samples that averaged 4.72g/t gold with peak value of 111.5g/t gold (refer to Geoinformatics press release dated February 29, 2008 for details).  This area has not been drill tested.

➢

Island Mountain is a copper-gold target located 22 kilometres south of the Whistler Zone.  It lies within a separate 4 x 5 kilometre magnetic high related to monzonites and diorites.  Copper-gold rock and soil geochemical anomalies cover an area of 2.4 x 3.4 kilometres.

Table 1: Mineral Resources for the Whistler Zone in Alaska as reported by Geoinformatics in January 9, 2008 press release.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred4	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery of 75% for gold and silver and 85% for copper using the metal prices in point 3 below.

2. Reported based on an underground bulk mining method  using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery of 75% for gold and silver and 85% for copper using the metal prices in point 3 below.

3. Total grade and Total Contained Metal gold equivalent grade and ounces estimated based on equal full recoveries, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper;

4. Totals may vary due to rounding.

About Rimfire

Rimfire is a precious and base metals exploration company exploring in western North America and Australia, using the joint-venture business model to advance projects through partnerships with industry majors.  Current and former partners include AngloGold Ashanti Ltd, Barrick Gold Corporation, Xstrata Canada Corporation, Newmont Mining Company, Inmet Mining Corporation, Northgate Minerals Corporation, and Fronteer Development Group Inc.

Rimfire has a strong property portfolio of 15 gold and copper-gold projects including a large land package on trend and surrounding the Pogo Gold Mine in Alaska, a large claim position in the Quesnel Trough region (recently optioned to Xstrata Canada) and an earn-in on three properties covering key ground on trend with Northgate’s Stawell Gold Mine in Australia.  Since publicly listing in 1999, Rimfire has exposed shareholders to in excess of CAD$35 million in exploration, 85% of which has been funded by partners. Rimfire currently has a treasury of approximately CAD$5.3 million.

Board and Management

The combined company will be led by the current Rimfire management team including Jason Weber, President & CEO; David Caulfield, Director of Business Development; Dorothy Miller, CFO; and Mark Baknes, VP Exploration.  Darren Holden (currently COO of Geoinformatics) will become COO in the combined company.

The board of the combined company will be co-chaired by David Caulfield (current executive Chairman of Rimfire) and John Kanellitsas (current non-executive Chairman of Geoinformatics) and will consist of five existing Rimfire directors (Jason Weber, David Caulfield, Bipin Ghelani, Mark Selby and Bill Schur) and two Geoinformatics directors (Rosie Moore and John Kanellitsas).

Transaction Details

Geoinformatics and Rimfire anticipate the business combination will be carried out by way of statutory plan of arrangement whereby Geoinformatics would acquire all of the issued and outstanding shares of Rimfire in consideration for the issue of Geoinformatics shares on the basis of 2.6 Geoinformatics shares for one Rimfire share based on both companies’ current issued and outstanding shares.  This represents a 33% premium to Rimfire shareholders based on the 10-day volume-weighted average share price of both companies' common shares on the TSX-V as of May 25, 2009.  Former Rimfire shareholders will own approximately 47% of the combined company.

Both companies plan to hold special meetings of shareholders to approve the transaction and related matters before the end of July, 2009.  The transaction would be subject to certain standard conditions including that not less than 66 2/3% of the issued and outstanding shares of Rimfire being voted at a shareholders meeting being in favour of the transaction and shareholder approval of the Geoinformatics share issuance and related matters in connection with the transaction by not less than a majority of the votes cast by the Geoinformatics shareholders.

Coincident with the Geoinformatics shareholders’ meeting to vote on the transaction, Geoinformatics shareholders will be asked to approve a 3 for 1 consolidation and a name change.  If approved former Rimfire shareholders will receive in aggregate 22.3 million Geoinformatics shares on a post consolidated basis and the combined company will have approximately 47.5 million shares outstanding.

Senior officers and members of the Board of Directors of Rimfire have agreed to support the proposed Transaction and will enter into lockup agreements comprising approximately 12% of Rimfire’s issued and outstanding shares upon execution of the Arrangement Agreement.  In addition, Geologic Resource Partners LLC, which holds approximately 84.88% of the issued and outstanding common shares of Geoinformatics has also agreed to enter into lockup agreements to support the proposed business combination and will also consent not to trade in the securities of the combined company for an approved period of time following the closing of the Transaction.

Full details of the offer will be included in a formal arrangement agreement and will be described in a management information circular to be filed with the regulatory authorities and mailed to Rimfire and Geoinformatics shareholders in accordance will applicable securities laws.

The transaction is subject to customary conditions, including regulatory approval, the completion of satisfactory due diligence by each of the parties, and the parties negotiating and entering into definitive agreements.

Geoinformatics has engaged Haywood Securities Inc. as its financial advisor and Cassels Brock & Blackwell LLP as its legal advisor.  Rimfire has engaged Research Capital Corporation as its financial advisor and Fraser Milner Casgrain LLP as its legal advisor.

QUALIFIED PERSONS

The technical data and contents of this news release relating to Geoinformatics have been reviewed by Darren Holden, Chief Operating Officer, who is a Qualified Person within the meaning of NI43-101, with the ability and authority to verify the authenticity and validity of the data. The Whistler Resource in Table 1 is as previously reported in the NI43-101 compliant independent report compiled by Dr Jean-Francois Couture and Mr. George Wahl of SRK Consulting (Canada) Inc. Further details in this regard were published by Geoinformatics previously by press release dated January 9, 2008.

This news release includes certain forward-looking information concerning the proposed transaction between Rimfire and Geoinformatics. Forward-looking information are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking information is based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks, the availability of financing and risks associated with business combination transactions, as described in more detail in each of Rimfire’s and Geoinformatics' securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking information and the reader is cautioned against placing undue reliance thereon. Neither Rimfire nor Geoinformatics assumes any obligation to revise or update these forward-looking information, except as required by applicable securities law.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information:

Rimfire Minerals Corporation

Mr. Jason Weber, President & CEO, Tel: (604) 669-6660 ext 237

Mr. Patrick Moodie, Manager, Corporate Communications, Tel: (604) 669-6660 ext 236

Email: info@rimfire.ca

Rimfire Minerals Corporation

Suite 1350 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

www.rimfireminerals.com

Geoinformatics Exploration Inc.

Ms. Rosie Moore, Chief Executive Officer, Tel: (604) 605-3073

Mr.  Darren Holden, Chief Operating Officer, Tel: (604) 605-3073

Email: info@geoinformex.com

Suite 303 – 80 Richmond St. West, Toronto, Ontario, M5H 2A4

Suite 304 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

www.geoinformex.com

On behalf of Rimfire Minerals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Rimfire Minerals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Rimfire’s expectations are the risks detailed herein and from time to time in the filings made by Rimfire Minerals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

tem 2

Date of Material Change:

May 26, 2009

Item 3

Press Release:

Date

Place of Issue

May 26, 2009

Vancouver BC - Marketwire

Item 4

Summary of Material Change:

Rimfire Minerals Corporation (“Rimfire”) and Geoinformatics Exploration Inc. (“Geoinformatics”) are pleased to announce joint execution of a binding letter agreement to complete a business combination (the “Transaction”), unanimously approved by both companies’ Board of Directors.  Under the agreement, Geoinformatics will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares per Rimfire share, based on both companies’ current issued and outstanding shares. This represents a 33% premium to Rimfire shareholders based on the 10-day volume-weighted average share price of both companies' common shares on the TSX-V as of May 25, 2009. The Transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company.  The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments.

Item 5

Full Description of Material Changes:

Geoinformatics and Rimfire anticipate the business combination will be carried out by way of statutory plan of arrangement whereby Geoinformatics would acquire all of the issued and outstanding shares of Rimfire in consideration for the issue of Geoinformatics shares on the basis of 2.6 Geoinformatics shares for one Rimfire share based on both companies’ current issued and outstanding shares.  This represents a 33% premium to Rimfire shareholders based on the 10-day volume-weighted average share price of both companies' common shares on the TSX-V as of May 25, 2009.  Former Rimfire shareholders will own approximately 47% of the combined company.

Both companies plan to hold special meetings of shareholders to approve the transaction and related matters before the end of July, 2009.  The transaction would be subject to certain standard conditions including that not less than 66 2/3% of the issued and outstanding shares of Rimfire being voted at a shareholders meeting being in favour of the transaction and shareholder approval of the Geoinformatics share issuance and related matters in connection with the transaction by not less than a majority of the votes cast by the Geoinformatics shareholders.

Coincident with the Geoinformatics shareholders’ meeting to vote on the transaction, Geoinformatics shareholders will be asked to approve a 3 for 1 consolidation and a name change.  If approved former Rimfire shareholders will receive in aggregate 22.3 million Geoinformatics shares on a post consolidated basis and the combined company will have approximately 47.5 million shares outstanding.

Full details of the offer will be included in a formal arrangement agreement and will be described in a management information circular to be filed with the regulatory authorities and mailed to Rimfire and Geoinformatics shareholders in accordance will applicable securities laws.

The transaction is subject to customary conditions, including regulatory approval, the completion of satisfactory due diligence by each of the parties, and the parties negotiating and entering into definitive agreements.

The combined company will be led by the current Rimfire management team including Jason Weber, President & CEO; David Caulfield, Director of Business Development; Dorothy Miller, CFO; and Mark Baknes, VP Exploration.  Darren Holden (currently COO of Geoinformatics) will become COO in the combined company.

The board of the combined company will be co-chaired by David Caulfield (current executive Chairman of Rimfire) and John Kanellitsas (current non-executive Chairman of Geoinformatics) and will consist of five existing Rimfire directors (Jason Weber, David Caulfield, Bipin Ghelani, Mark Selby and Bill Schur) and two Geoinformatics directors (Rosie Moore and John Kanellitsas).

Geoinformatics has engaged Haywood Securities Inc. as its financial advisor and Cassels Brock & Blackwell LLP as its legal advisor.  Rimfire has engaged Research Capital Corporation as its financial advisor and Fraser Milner Casgrain LLP as its legal advisor.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 26th day of May 2009

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber

 President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: May 26, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer